Exhibit 99.16

TOTAL

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La Défense 6

92 400 Courbevoie France

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Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

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Anastasia ZHIVULINA

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TOTAL S.A.

Share Capital € 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Expands into Plastics for Automotive Solutions

Paris, March 5, 2015 - On February 25, 2015, Total acquired a majority 68% interest in Germany’s Polyblend, which manufactures polymer plastics intended primarily for the automotive industry. The transaction is aligned with the Group’s strategy of developing higher-value-added polymers and differentiating itself in markets away from commodity plastics.

Total recently began building two polypropylene compounding lines at the Carling Platform as part of its project to secure the French site’s future. The lines are scheduled to start up in mid-2016.

“The acquisition allows Total to consolidate its position in the fast-growing market for polymers for automotive solutions,” explains Philippe Sauquet, President of Total’s Refining & Chemicals. “Accentuated efforts to lighten vehicles to improve their efficiency mean that this type of product, whose technology is constantly evolving, enjoys a strong growth outlook. The Polyblend acquisition complements the current investment in new production lines at the Carling site. We will be able to tap expertise and synergies at the main facility in Carling and the Polyblend site in Bad Sobernheim, just 150 kilometers away, to productively expand in this field.”

About Polyblend

Polyblend produces compounds, which are blends of polymers (polyethylene and polypropylene) and other ingredients such as mineral fillers, glass fibers, elastomers and additives, formulated to customer specifications. Polypropylene compounds are used extensively in a wide range of automotive applications, including engine parts (air conditioning, air filters), interior components (door panels, consoles, dashboards, trim) and exterior components (bumpers, autobody parts).

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com